EXHIBIT 99.3

SECOND AMENDMENT

TO THE

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

(as amended and restated effective as of January 1, 2015)

Pursuant to the power of amendment reserved to Cooper Tire & Rubber Company (the “Company”) under the terms of Section 10.1 of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (as amended and restated effective as of January 1, 2015 and herein referred to as the “Plan”), is amended as provided herein.

WITNESSETH

WHEREAS, the Company desires to amend the Plan to provide for disability claims procedures in compliance with certain Department of Labor Regulations, which are effective on April 1, 2018; and

WHEREAS, this Second Amendment is administrative in nature in that it is required for compliance with Department of Labor Regulations and involves no substantive changes to the Plan; and

WHEREAS, the Benefit Plan Administrative Committee has reviewed this Second Amendment and has approved its adoption by an officer of the Company.

NOW THEREFORE, effective as of April 1, 2018, Section 11.6 of the Plan is hereby amended and restated in its entirety to read as follows:

“11.6    Disability Claims Procedures

Any adverse benefit determination made by the Committee with respect to any Participant who was determined to be Totally and Permanently Disabled under the definition of Totally and Permanently Disabled in effect prior to January 1, 2010 (as described in the Protected Benefit Addendum), shall be subject to the Department of Labor claims procedures for disability claims described in DOL Regulation Section 2560.503-1, as amended for claims filed on or after April 1, 2018.”

IN WITNESS WHEREOF, Cooper Tire & Rubber Company has caused this Second Amendment to the Plan to be executed this 29th day of March, 2018.

COOPER TIRE & RUBBER COMPANY

By:	/s/ John J. Bollman

Title:	Senior Vice President and
Chief Human Resources Officer